Exhibit 99.3

SECOND SUPPLEMENTAL TRUST INDENTURE

This Second Supplemental Trust Indenture is entered into as of the 11th day of January, 2008.

AMONG:
CANETIC RESOURCES TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "CaneticTrust")
AND
PENN WEST PETROLEUM LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Penn West" or the "Corporation")
AND

PENN WEST ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Penn WestTrust")
AND
OLYMPIA TRUST COMPANY, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS StarPoint Energy Trust ("StarPoint"), StarPoint Energy Ltd. and the Debenture Trustee entered into an indenture (the "Original Indenture") dated May 26, 2005 to provide for the creation and issuance of a first series of debentures being 6.50% convertible extendible unsecured subordinated debentures (the "6.50% Debentures");

AND WHEREAS pursuant to a first supplemental indenture (the "First Supplemental Indenture") dated as of January 5, 2006 among StarPoint, Canetic Trust, Canetic Resources Inc. ("CRI") and the Debenture Trustee, Canetic Trust, as Successor, assumed all of the rights, covenants and obligations of StarPoint under the Original Indenture in accordance with the terms thereof;

AND WHEREAS pursuant to a business combination among Canetic Trust, CRI, Penn West Trust and Penn West effective as of January 11, 2008, among other things: (i) Penn West Trust will acquire all of the assets of Canetic Trust; and (ii) CRI and certain other entities will amalgamate to form the Corporation;

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AND WHEREAS Penn West Trust, as Successor, wishes to assume all of the rights, covenants and obligations of Canetic Trust under the Original Indenture, as supplemented by the First Supplemental Indenture, in accordance with the terms thereof;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Penn West Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1                          Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture and, in addition, in this Supplemental Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)           "Penn West Units" means trust units of Penn West Trust; and

(b)           "Indenture" means the Original Indenture as supplemented by the First Supplemental Indenture.

1.2                          Amendments to Indenture

(a)           This Supplemental Indenture is supplemental to the Indenture and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Debentures as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument.  The Indenture is and shall remain in full force and effect with regards to all matters governing the Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture.  Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Indenture unless otherwise qualified.

(b)           As of and from the date hereof, the Indenture is amended by substituting Penn West Trust as a party to the Indenture and replacing Canetic Trust with its Successor, Penn West Trust.

(c)           References to CRI in the Indenture shall be changed to refer to Penn West.

(d)           References to Trust Units or Canetic Units in the Indenture shall be changed to refer to Penn West Units.

(e)           The Conversion Price in effect on the date hereof for each Penn West Unit to be issued upon the conversion of 6.50% Debentures shall be equal to $36.8155 such that approximately 27.1625 Penn West Units shall be issued for each $1,000 principal amount of 6.50% Debentures so converted.

(f)            The form of certificate for the 6.50% Debenture shall be replaced with the form substantially as set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of Penn West (on behalf of Penn West Trust) executing such 6.50% Debenture in accordance with the Indenture.

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ARTICLE 2
SUCCESSOR TRUST

2.1                          Assumption of Obligations

Penn West Trust hereby covenants and agrees to assume and does assume all of the rights, covenants and obligations of Canetic Trust in and to the Indenture and all of the covenants and obligations of Canetic Trust under the Debentures as and from the date hereof. Without limiting the generality of the foregoing, from and after the date hereof, the Debentures will be valid and binding obligations of Penn West Trust entitling the holders thereof, as against Penn West Trust, to all rights of Debentureholders under the Indenture.

ARTICLE 3
ADDITIONAL MATTERS

3.1                          Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2                          Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.3                          Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

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3.4                          Execution by Penn West

The parties hereto acknowledge that with respect to Penn West's execution of this Second Supplemental Indenture on behalf of Penn West Trust, Penn West is entering into this Second Supplemental Indenture solely in its capacity as administrator of Penn West Trust, and the obligations of Penn West Trust hereunder shall not be personally binding upon the administrator or any registered or beneficial holder of units of Penn West Trust, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of Penn West Trust arising hereunder or arising in connection herewith or from the matters to which this Second Supplemental Indenture relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Fund" (as defined in the trust indenture of Penn West Trust).

3.5                          Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

CANETIC RESOURCES TRUST, by its administrator, CANETIC RESOURCES INC.
Per:	(signed) "J. Paul Charron"
J. Paul Charron President and Chief Executive Officer

PENN WEST ENERGY TRUST, by its administrator, PENN WEST PETROLEUM LTD.
Per:	(signed) "William E. Andrew"
William E. Andrew Chief Executive Officer

PENN WEST PETROLEUM LTD.
Per:	(signed) "William E. Andrew"
William E. Andrew Chief Executive Officer

OLYMPIA TRUST COMPANY
Per:	(signed) "W. Anne DeWaele"

Per:	(signed) "Rachelle Hawk"

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SCHEDULE "A"

TO THE SECOND SUPPLEMENTAL TRUST INDENTURE AMONG

CANETIC RESOURCES TRUST, PENN WEST PETROLEUM LTD., PENN WEST ENERGY TRUST
AND OLYMPIA TRUST COMPANY

FORM OF 6.50% DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Penn West Energy Trust (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.  This certificate is issued pursuant to a Master Letter of Representations of the Issuer to CDS, as such letter may be replaced or amended from time to time.

CUSIP:  707885AE9
ISIN:  CA 707885AE97

No. [•]	$[•]

PENN WEST ENERGY TRUST

(A trust governed by the laws of Alberta)

6.50% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE

DUE JULY 31, 2005

(July 31, 2010, if extended)

PENN WEST ENERGY TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "Original Indenture") dated as of May 26, 2005 among StarPoint Energy Trust ("StarPoint"), StarPoint Energy Ltd. and Olympia Trust Company (the "Debenture Trustee"), as amended and supplemented by the first supplemental indenture dated as of January 5, 2006 among StarPoint, Canetic Resources Trust ("Canetic"), Canetic Resources Inc. and the Debenture Trustee (the "First Supplemental Indenture"), as further amended and supplemented by the second supplemental indenture dated as of January 11, 2008 among Canetic, the Trust, Penn West Petroleum Ltd. and the Debenture Trustee, whereby the Trust, as successor, agreed to assume all of the rights, covenants and obligations of Canetic under the Original Indenture, as amended (together with the Original Indenture and the First Supplemental Indenture, the "Indenture"), promises to pay to the registered holder hereof on July 31, 2010 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [•($•)] in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.50% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on January 31 and July 31 in each year commencing on July 31, 2005 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from May 26, 2005 to, and including July 31, 2005, which will be equal to $11.90for each $1,000 principal amount of the Initial Debentures. If the EnCana Acquisition does not become effective prior to 5:00 p.m. (Calgary time) on July 31, 2005, substantially and in all material respects as contemplated in the Partnership P&S Agreement, and as the terms of such agreements are described in the prospectus of StarPoint dated May 19, 2005, or if the Termination Time occurs at any earlier time, the Maturity Date will be July 31, 2005. If the EnCana Acquisition becomes effective prior to 5:00 p.m. (Calgary time) on July 31, 2005, substantially and in all material respects as contemplated in the Partnership P&S Agreement, and as the terms of such agreement are described in the prospectus of StarPoint dated May 19, 2005, the Maturity Date will be automatically extended from July 31, 2005 to July 31, 2010 without any further act or formality on the part of the Trust or the Debenture Trustee.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $60,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Penn West Units (without adjustment for interest accrued hereon or for dividends or distributions on Penn West Units issuable upon conversion) at a conversion price of $36.8155 (the "Conversion Price") per Penn West Unit, being a rate of approximately 27.1625 Penn West Units for each $1,000 principal amount of Initial Debentures, after giving effect to certain adjustments to the Conversion Price described in the Indenture, as amended, all subject to the terms and conditions and in the manner set forth in the Indenture.  The Indenture also makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Penn West Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  No adjustment in the number of Penn West Units to be issued upon conversion will be made for distributions or dividends on Penn West Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before July 31, 2008, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After July 31, 2008 and on or prior to July 31, 2009, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After July 31, 2009 and prior to the Maturity Date, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Penn West Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Penn West Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the redemption date determined in the manner set forth in the Indenture.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "Offer").If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the Securities Act (Alberta), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the offeror, associates or affiliates of the offeror or anyone acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Penn West Units obtained by dividing the principal amount of this Initial Debenture by 95% of the weighted average trading price of the Penn West Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date determined in the manner set forth in the Indenture.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture, as the case may be.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Penn West Units and officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meanings ascribed thereto in the Indenture.

IN WITNESS WHEREOF PENN WEST ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 11th day of January, 2008.

PENN WEST ENERGY TRUST,by its administrator, Penn West Petroleum Ltd.
Per:

DEBENTURE TRUSTEE’S CERTIFICATE

This Initial Debenture is one of the 6.50% Convertible Extendible Unsecured Subordinated Debentures due July 31, 2005, (July 31, 2010 if extended) referred to in the Indenture within mentioned.

OLYMPIA TRUST COMPANY
Per:
(Authorized Officer)

REGISTRATION PANEL
(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
[s]	[s]

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _______________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $______________ principal amount hereof*) of PENN WEST ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:    _________________________________________________________
Address of Transferee:
                (Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:
*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.
1.              The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".
2.              The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"
TO CDS GLOBAL INDENTURE

PENN WEST ENERGY TRUST

6.50% convertible unsecured subordinated debentures
due JULY 31, 2005 (JULY 31, 2010, IF EXTENDED)

Initial Principal Amount: $[•]	CUSIP: 707885AE9
ISIN: CA 707885AE97

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

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